Chip Wilson Issues Letter to lululemon Shareholders

Wilson's Independent, Highly Qualified Candidates Marc Maurer, Laura Gentile and Eric Hirshberg Have The Know-How to Restore lululemon's Cool

Wilson Outlines Key Pillars of Creative Success: "Core to More"; Obsessing Over Technical Details; Driving to Disrupt; A Culture That Prioritizes Experimentation and Innovation; A Board That Prioritizes and Inspires Creativity

VANCOUVER, BC, May 6, 2026 /PRNewswire/ -- Chip Wilson, Founder of lululemon athletica inc. (NASDAQ: **LULU**) ("lululemon" or the "Company") and one of lululemon's largest shareholders, today released a letter to lululemon shareholders.

Shareholders are encouraged to vote "**FOR**" **only** the Wilson Group's three independent, highly qualified nominees on the **GOLD** Universal Proxy Card to be elected to the Company's Board of Directors (the "Board") at the Company's 2026 Annual Meeting of Shareholders.

The full text of the letter follows and can also be found on **www.CreativityFirstlulu.com**.

May 6, 2026

Fellow shareholders of lululemon:

lululemon is iconic. It has inspired passionate consumers around the world. It has attracted world-leading creative talent from design studios to retail shops. It has disrupted the entire athletic apparel industry. It has generated billions of dollars for shareholders.

Unfortunately, right now it has lost touch with what made it a category definer. The Board has taken consistent actions to make lululemon a generic athletic retailer instead of the premium apparel leader it once was. The Company has gone from setting trends to aiming to be on trend. As a result, its growth has declined persistently in its core market, the Americas, and its stock has recently hit seven-year lows[1]. lululemon has lost its cool.

To help restore it, I have nominated three independent, highly qualified candidates to the Board: Marc Maurer, Laura Gentile and Eric Hirshberg. Each of them is a fully independent, accomplished business leader who stands ready to serve the interests of all lululemon shareholders. They also each have led companies and organizations with creative excellence at their core, and they have delivered strong returns to shareholders as a result.

Running creative companies at scale is different. Our nominees collectively and individually offer a proven track record of doing just that, and I feel strongly that their collective skills in brand development, creative leadership and focused marketing can bring the fresh perspective to help reset lululemon.

lululemon's creative vision was the foundation on which this icon was built. The relentless focus on protecting the technical product business model drove years of industry-shaping success, brand leadership and strong shareholder returns.

Our three nominees all understand what it takes to foster a creative, focused and successful business that delivers superior returns through creative excellence – in design, technology and execution. In lululemon's case, the Company's loss of focus comes from deprioritizing creative excellence at the altar of efficiency. This is a classic problem that often occurs at companies, like lululemon, that were once known for innovation and creativity, but that have since lost that spirit as they scaled and began trying to reduce risk instead of increase inspiration. These are solvable problems that also represent tremendous potential for the return of lululemon's preeminent status.

The solution starts with more proven, creative leaders in the Boardroom. Creative excellence is not something that appears on a spreadsheet, and it cannot be guaranteed by following best practices or proven business formulas. It requires courage, inspiration and a lifetime to hone. Our three nominees have all led organizations that only succeed when they out-create their competitors, and they know what it takes to create an inspired, creative organization and help it thrive. They all believe in the potential for lululemon to return to its prior levels of prosperity and beyond by recapturing its creative soul. This brand still matters to people. It matters to them, and Marc, Laura and Eric all have significant value they can bring.

When we think about what makes a creative business successful in the long term, there are five key pillars we come back to:

1. "Core to more." At lululemon, the core customer is our muse – the woman who inspires culture, not just follows it. Losing a deep understanding of who you are designing your key products for leads to brand drift. We've seen this lack of focus through a number of unsuccessful ventures lululemon has embraced. The partnership with The Walt Disney Company, acquisition of MIRROR and the launch of products such as footwear and small accessories. These investments distract from and erode the brand's premium position. lululemon needs to first inspire its core customer again, and once it does, everyone else will follow.

> a. The Board must closely examine SKU count, store development plans and merchandising strategies with a push to strengthen focus and improve results.

2. Obsessing over technical details. Details make the product. When you cut corners, you engineer the magic out. Steadfast focus on the details is how you become and stay the leader. It is how you become a persistent industry disruptor. Marc's experience at On Holding AG ("On") is all about building a business disruptor through technical excellence: a relentless focus to redefine the sensory experience of running. This insight into how industry-leading product is developed will be an immediate asset to the Board.

> a. The Board must focus on the product development process, timeline and budget. Why is lululemon's R&D spend so far below peers?

3. Driving to disrupt. Setting trends requires companies like lululemon to deliver a product that's unexpected and surprising to consumers in a positive way. That necessitates a creative culture that can bet on the future. Laura's experience creating espnW is exactly that. espnW was a bold bet on the future of women's sports at a time when few believed. The lessons in identifying trends, getting a large organization to support change and fostering a team to commit to that change are exactly what the Board needs.

> a. The Board must examine the marketing spend budget, how it is being allocated, and why it is meaningfully below peers. Does the business not have conviction in a future product, market, demographic, etc.?

4. A culture that prioritizes experimentation and innovation. Taking safe bets is the biggest risk for a company. Boards need to allow for the freedom for experimentation, iteration and leaving things on the cutting room floor. Eric's experience leading Activision Publishing, Inc. ("Activision") is defined by working with creative storytellers and engineers to take big swings without fear of failure.

> a. The Board must focus on how creative development is encouraged inside the business. What are the causes behind lululemon's 18-24-month product development timeline, when the industry standard is eight months? How is the Company using AI to expedite that timeline?

5. A Board that prioritizes and inspires creativity. The Board ultimately sets the tone on what is valued. The best corporate boards are those that don't just value creativity, but know how creativity, focus and obsessive attention to detail drive shareholder value. Marc, Laura and Eric all keenly understand how a Board supports or suffocates the creative environment. As outsiders, they bring a spark of change that will help the whole Board build confidence and momentum in the turnaround of the business.

> a. The Board must focus on how talent is developed internally. Why were 7 of 10 most recently hired named executive officers brought in from the outside? What is being done to shift the internal development pipeline?

As the Founder and the largest active investor in lululemon, I care deeply about the brand and believe that it can return to success. The ingredients are there for lululemon to return to relevance and regain its cool.

When I approached each of Marc, Laura and Eric separately to join my slate as independent candidates, I knew quickly that their fresh perspectives, through collaborative work with the Board, would help restore confidence, support the next CEO's turnaround efforts and stop the current pattern of value destruction.

Accomplishing all of that will center on putting creativity first – inspiring the core customer, prioritizing experimentation and delivering a premium technical product once again. Marc, Laura and Eric are all experts in those fields and know what it takes to deliver long-term shareholder value. Restoring the cool to lululemon starts with their election to the Board.

Please vote "**FOR**" **only** the Wilson Group's three independent, highly qualified nominees on the **GOLD** Universal Proxy Card to be elected to the Board at the Annual Meeting.

To learn more and find regular updates on our campaign for change, please continue to visit: **www.CreativityFirstlulu.com**.

Sincerely,
Dennis J. "Chip" Wilson
Founder of lululemon athletica inc.

Biographies of Wilson's Three Independent Nominees

- **Marc Maurer:** Maurer is the former Co-Chief Executive Officer of On, where he led the Company's rapid growth and increase in profitability. As Co-CEO, On experienced global brand expansion, retail & DTC scaling and nearly quadrupled revenue under Maurer's leadership[2].

- **Laura Gentile:** Gentile is the former Chief Marketing Officer of ESPN Inc. ("ESPN"), where she oversaw creative output, fan engagement, media strategy, event marketing and social media for all of ESPN's brands, platforms, shows and events. Under Gentile's leadership, ESPN was the #1 most trusted brand in sports media and achieved record viewership and social engagement. She also founded espnW, ESPN's first and only dedicated business for women, which she helped develop into a multi-media business, opening a new market for ESPN, and serving as a catalyst for the growth and momentum of women's sports.

- **Eric Hirshberg:** Hirshberg is the former Chief Executive Officer of Activision, the largest segment of Activision Blizzard. Activision Blizzard's stock rose 500%, and Activision's segment profit nearly doubled during Hirshberg's close to eight years in the role[3]. He oversaw leading franchises including Call of Duty®, Destiny, Guitar Hero and Skylanders. Prior to joining Activision, Hirshberg was Co-Chief Executive Officer and Chief Creative Officer of the Deutsch LA advertising agency, where he grew the firm into a nationally recognized creative force.

Certain Information Concerning the Participants

Dennis J. "Chip" Wilson, together with the other Participants (as defined below), has filed a definitive proxy statement on Schedule 14A (as amended, the "Definitive Proxy Statement") and accompanying **GOLD** Universal Proxy Card with the U.S. Securities and Exchange Commission (the "SEC") to be used to solicit proxies from the shareholders of the Company in connection with the Annual Meeting.

SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE ANNUAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE.

The participants in the solicitation of proxies are Mr. Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys Investments ULC, Shannon Wilson, Low Tide Properties Ltd., House of Wilson Ltd., Marc Maurer, Laura Gentile and Eric Hirshberg (collectively, the "Participants").

The Definitive Proxy Statement and accompanying **GOLD** Universal Proxy Card will be furnished to some or all of the Company's shareholders and, along with other relevant documents, are available at no charge on the SEC's website at **https://www.sec.gov/**.

Footnotes:

1. Share price as of market close on May 4, 2026. FactSet.
2. ON revenue growth data measured from Sept. 14, 2021, through June 30, 2025. On financial data.
3. Activision segment profit data from Sept. 7, 2010, through Mar. 31, 2018. Activision financial data.

Contacts

Media
Val Mack, **val.mack@fticonsulting.com**
Pat Tucker, **pat.tucker@fticonsulting.com**

Investors
Scott Winter, Gabrielle Wolf
Innisfree M&A Incorporated
(212) 750-5833

SOURCE Chip Wilson